                                             EX-99.B(h)asssacomp

             WADDELL & REED ADVISORS ASSET STRATEGY FUND, INC.

                                 EXHIBIT B
                               COMPENSATION
Class A Shares

An amount payable on the first day of each month of $1.4125 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class B Shares

An amount payable on the first day of each month of $1.4125 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class C Shares

An amount payable on the first day of each month of $1.4125 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class Y Shares

An amount payable on the first day of each month equal to 1/12 of .15 of 1%
of the average daily net assets of the Class for the preceding month.

Effective September 1, 2000